PERDIGÃO S.A.
Av. Escola Politécnica, 760
Jaguaré, 05350-901 – São Paulo – SP
Brazil
October 13, 2006
VIA EDGAR AND FACSIMILE
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Perdigão S.A., Form F-3 filed August 8, 2006 (File No. 333-136375)
Dear Mr. Schwall:
     In connection with the above-referenced Registration Statement on Form F-3 (Registration No. 333-136375) filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2006 and amended on September 26, 2006 (the “Registration Statement”), Perdigão S.A. (the “Company”) hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PERDIGÃO S.A.

By:	/s/ Nildemar Secches
Name:	Nildemar Secches
Title:	Chief Executive Officer

By:	/s/ Wang Wei Chang
Name:	Wang Wei Chang
Title:	Chief Financial Officer
cc: Donna Levy

PERDIGÃO S.A.
Av. Escola Politécnica, 760
Jaguaré, 05350-901 – São Paulo – SP
Brazil
October 13, 2006
VIA EDGAR AND FACSIMILE
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Perdigão S.A., Form F-3 filed August 8, 2006 (File No. 333-136375)
Dear Mr. Schwall:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Perdigão S.A. hereby requests that the effective date for the Registration Statement referred to above be accelerated to 2:00 p.m. (New York City time) on October 17, 2006, or as soon as possible thereafter.
     Please notify Glenn M. Reiter (212-455-3358), Esq. or John Ericson (212-455-3520) of Simpson Thacher & Bartlett LLP, U.S. counsel to Perdigão S.A., at as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

PERDIGÃO S.A.

By:	/s/ Nildemar Secches
Name:	Nildemar Secches
Title:	Chief Executive Officer

By:	/s/ Wang Wei Chang
Name:	Wang Wei Chang
Title:	Chief Financial Officer
cc: Donna Levy

October 13, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Attn:  H. Roger Schwall
Washington, D.C. 20549

Re:	Perdigão S.A. Registration Statement of Form F-3 File No. 333-136375
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 2:00 p.m. (New York City time) on October 17, 2006 or as soon thereafter as practicable.
Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC ITAU SECURITIES INC. as Representatives
By:	/s/ Jill Wallach
Credit Suisse Securities (USA) LLC

October 13, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Attn:  H. Roger Schwall
Washington, D.C. 20549

Re:	Perdigão S.A. Registration Statement of Form F-3 File No. 333-136375
Ladies and Gentlemen:
The following information with respect to the distribution of the prospectus dated September 26, 2006 is furnished pursuant to Rule 460 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.
The number of prospectuses dated September 26, 2006 as distributed between September 26, 2006 and October 12, 2006 is as follows:

No. of Copies dated
September 26, 2006
To Prospective Underwriters	450
To Institutions	1,000
To Statistical and Publicity Services	50
Total	1,500
Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC ITAU SECURITIES INC. as Representatives
By:	/s/ Jill Wallach
Credit Suisse Securities (USA) LLC